Exhibit 99.19

Bayswater Expands Drilling Program at Elkhorn Project, Wyoming

164 Hole Program has Commenced Following Positive Results from Earlier 312 Hole Program that Significantly Expanded Resource Areas

Vancouver, BC, August 11, 2008, - Bayswater Uranium Corporation (TSX-V: BAY) (OTC: BYSWF) is pleased to announce the start of the Phase 4 drilling program at the Company’s 100% owned Elkhorn Project in northeast Wyoming. The Phase 4 program is planned to include about 16,300 feet (4968 m) in 127 resource drill holes and 6500 feet (1981 m) in 37 exploration holes. The main objective of the drilling program is to define and further expand uranium mineralization in the Busfield and Vickers mine areas, as well as at the historic Quad and Clover regions to increase resources in preparation for completing a revised NI 43-101 resource estimate for the project area.

The Company completed Phases 1 and 2 drilling programs at the Busfield resource area in 2006 which led to definition a NI 43-101 compliant indicated uranium resource of 250,000 tonnes at 0.08 % U3O8 for 397,000 lbs eU3O8. Also, on May 20th, 2008, the Company announced successful completion and positive preliminary results from a 312 drill hole Phase 3 drilling program that was focused on expanding resources at the Busfield deposit and evaluating the historic Vickers mine area. Preliminary results from 160 of the 312 holes drilled, as reported on May 20, 2008, and from the balance of 152 holes drilled, as announced in a news release on August 7, 2008, indicate the resource area has been significantly expanded and remains open in several areas. Accordingly, a 164 drill hole Phase 4 program has recently commenced that will incorporate three elements—i) testing of areas for further potential expansion of resources, ii) step out exploratory holes to locate areas for future potential resource definition and iii) confirmation drilling of historical resources at Tract 41.

Further results from the Phase 3 drilling will be announced once fully compiled and evaluated—however, local holes drilled to test the deeper, favourable Lakota Formation—the host of the former producing Hauber Mine to west of the drill area, have successfully delineated the general trend of a staked roll front in this formation below the Busfield/Vickers resource area.

Phase 4 resource drilling will focus on further definition of the Busfield/Vickers resource area, which remains open in several directions and which together are part of a 4000 foot (1220 m) long trend of near-surface, sandstone hosted uranium mineralization. Exploration drilling in the Busfield area will involve step out drill hole fences of up to 1/2 mile away along trend to test for potential continuity of the shallow resource areas.

Also, additional resource definition holes will be drilled at the Quad historic resource area, located 6200 feet (1890 m) southwest of the Busfield resource area and former open pit mine; and additional holes will be drilled at the Clover resource area, located approximately 2200 feet (670 m) southwest of the Busfield open pit mine, in order to potentially expand the mineralized area.

The Company will also test the deeper, favourable Lakota Formation roll front, referred to above, in a limited step out to the west of the Vickers and Quad project areas. The Company will also drill additional confirmation holes at the North Elkhorn (Tract 41) area, testing deeper, potentially ISR recoverable uranium targets in the Lakota formation. Historical resources, not compliant with NI 43-101 and drilled by Federal Resources in the 1970s, indicate 104,000 pounds of eU308 at Tract 41.

QA/QC: All drill holes will be logged using down-hole gamma radiation sensing equipment to determine the equivalent uranium content of the rocks, reported as U3O8 (eU3O8). Intercepts will be calculated, using a minimum width of 6 feet (1.8 meters) and a cut-off of 0.02% eU3O8. Radiometric data will be collected on 0.1 foot intervals (0.03 meters) and converted to equivalent uranium content. Split core samples will be prepared from the core holes drilled, and the geochemical results from the core samples will be reported and compared with the radiometric data to determine the equilibrium factor of the radiometric data. Pinyon Environmental Services of Denver Colorado was retained to obtain all drilling permits. All work will be conducted in a manner to provide low-impact access road and site construction for all drill holes. Drilling will be conducted by Arrow Drilling of Arvada Colorado, using one rotary drill and one core drill. Century Geophysical of Tulsa, Oklahoma has been contracted to provide down-hole radiometric logging services. All drilling will be dependent upon weather conditions, and the company will seek to minimize the amount of ground disturbance at all times.

The Company’s exploration activities are conducted under the supervision of George M. Leary, M.Sc. P. Eng. (BC), President of the Company, and Victor Tanaka, B.Sc. P.Geo. (B.C.), Chief Operating Officer of the Company. Both are qualified persons under NI 43-101. George Leary is the qualified person responsible for the technical information in this news release.

About the Elkhorn Project

The Elkhorn project is one of nine uranium projects that Bayswater is exploring on the western flanks of the Black Hills uplift and eastern Powder River Basin. The Elkhorn project comprises over 16,700 acres of land held under Federal, State and Fee agreements. Three uranium mines are in production in this region, including the Smith Ranch-Highland uranium project and the Crow Butte mine, owned by Cameco, and the Christensen Ranch mine, owned by Cogema, all which employ “in-situ recovery” processes to recover uranium mineralization. Operating mines are exploiting uranium mineralization that occurs in concentrations that range from approximately 0.1 – 0.3% U3O8. At the Elkhorn project, uranium mineralization occurs in the Cretaceous Fall River Formation, hosted in fluvial sandstones at depths ranging from 0 – 135 feet (41.1 m). Drilling will also evaluate potential targets within the deeper Cretaceous Lakota Formation, which hosts significant historic uranium resources at the historic Hauber mine/deposit. The Hauber mine is located 7.5 miles (12.1 km) to the southwest and was operated by Homestake Mining Corporation during the 1950’s during which time it produced approximately 2.76 million pounds of uranium (U3O8). It is significant that the Hauber deposit, hosted in the Lakota Formation at depths of about 400 feet (122 m), has associated near surface uranium mineralization in the Fall River Formation—the host for the Busfield/Vickers/Quad mineralization. Additional drilling is planned by Bayswater on the Elkhorn Project following Phase 4 to further expand identified areas of mineralization and to test new target areas.

About Bayswater Uranium Corporation - The Super JuniorTM Uranium Company

Bayswater Uranium Corporation is a rapidly-growing international uranium exploration and development company. As the only uranium company to have major landholdings in each of Canada's most important producing and exploration regions – the Athabasca Basin, the Central Mineral Belt, and the Thelon Basin – Bayswater is a leader in uranium exploration in Canada, the world’s largest producer of uranium. The Company also owns several advanced uranium properties in the United States that are being fast tracked to feasibility and production. Bayswater combines a balanced portfolio of exploration and development projects with the uranium expertise of its technical and managerial teams. The result is a Super JuniorTM Uranium Company with the share liquidity and market capitalization to provide value to both the retail and institutional investor. To capitalize on the strong growth of the nuclear industry and to continue to add shareholder value, Bayswater plans to focus on the development of its resource properties and to evaluate early stage projects for further discoveries. Other acquisition opportunities will continue to be assessed all with a corporate vision of building a major international uranium company. Bayswater is listed on the TSX Venture Exchange under the symbol “BAY”. The Company’s website is www.bayswateruranium.com.

On behalf of the Board of:

BAYSWATER URANIUM CORPORATION

George M. Leary
President and CEO

For further information contact:

John Gomez
Manager, Investor Relations
Telephone: (604) 687-2153

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.